SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the Month of August 14, 2006


                                   TELENT PLC

             (Exact name of Registrant as specified in its Charter)


                               New Century Park
                               PO Box 53
                               Coventry
                               CV3 1HJ

                       (Address of Registered Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Telent PLC ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.





                                                                Press enquiries:
                                                                    Charles Cook
                         tel: +44 (0) 20 7861 3232; mobile: +44 (0)7710 910 563;
                                               email: ccook@bell-pottinger.co.uk

                                                                  Chris Hamilton
                          Tel: +44 (0) 20 7861 3232; mobile: +44 (0) 870 257 276
                                           Email: chamilton@bell-pottinger.co.uk

                           DIRECTOR'S SHARE DEALINGS


London - 14 August 2006 - telent plc (LSE: TLNT) (the "Company") The Company announces the exercise of options and sale of shares by M W J Parton, a Director of the Company. Mr Parton exercised options over and sold 490,000 ordinary shares of 87.5 pence each in the Company ("Ordinary Shares"), representing 0.79% of the Ordinary Shares in issue, on 11 August 2006 for GBP4.86 each. The Company was notified on 14 August 2006.

The options exercised and Ordinary Shares sold by Mr Parton, together his remaining Ordinary Share interests and options are set out in the table below.

+-----------------+----------------+----------------+----------------+
|Options available|    Options     |                |   Remaining    |
| for exercise on |   exercised    |                |unvested options|
| 11 August 2006  |  and Ordinary  | Ordinary Share |                |
|                 | Shares sold on |   interests    |                |
|                 | 11 August 2006 | following this |                |
|                 |                |  notification  |                |
+-----------------+----------------+----------------+----------------+
|                 |                |                |                |
|     490,000     |    490,000     |      12*       |   1,050,000    |
|                 |                |                |                |
+-----------------+----------------+----------------+----------------+

* Including 3 Ordinary Shares held by Mrs S Parton, in aggregate representing 0.000015% of the Ordinary Shares in issue.

This notification relates to a transaction notified in accordance with both DR 3.1.4R(1)(a) and DR 3.1.4R(1)(b).

ENDS/...

Copyright (c) telent plc 2006. All rights reserved. All brands and product names and logos are trademarks of their respective holders.




END

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       TELENT PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary


Date: 14 August, 2006